INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 24039
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2003

CONTENTS

Page
Summary of Billings	1

Annual Tonnage and Equipment Usage	2

INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
SUMMARY OF BILLINGS
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2003

	October 2003			November 2003			December 2003
	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)
BARGING SERVICE BILLINGS TO AFFILIATES

AEP Resources, Inc.:
Memco Barge Line	-	$-	$221	-	$-	$280	-	$-	$306

Appalachian Power Company and
Ohio Power Company:
Sporn Plant	220,240	$1.65	$363	179,820	$1.43	$257	219,759	$1.43	$315

Appalachian Power Company:
Mountaineer Plant	365,244	$2.01	$736	293,180	$2.05	600	419,807	$2.08	$872
Kanawha River Plant	54,905	$1.78	98	-	$-	-	-	$-	-

Total	420,149	$1.98	$834	293,180	$2.05	$600	419,807	$2.08	$872

Indiana Michigan Power Company:
Tanners Creek	111,201	$2.90	$323	144,773	$3.14	$454	130,678	$2.89	$378

Indiana Michigan Power Company
and AEP Generating Company:
Rockport Plant	574,825	$1.89	$1,085	705,011	$1.69	$1,193	1,098,644	$1.74	$1,917

Ohio Power Company:
Cardinal Plant (Unit 1)	95,703	$4.14	$396	69,470	$2.62	$182	106,827	$1.97	$211
Gavin Plant	-	$-	-	-	$-	-	1,839	$3.19	6

Total	95,703	$4.14	$396	69,470	$2.62	$182	108,666	$1.99	$217

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:

Buckeye Power Company:
Cardinal Plant (Unit 2 + 3)	91,931	$2.81	$258	65,274	$2.81	$183	92,936	$2.79	$260

Various Companies - Freight and
Demurrage	686,565	$1.97	$1,352	599,756	$1.90	$1,138	868,977	$1.76	$1,532

Various Companies - Rock, Sand
and Gravel	407,814	$1.97	$803	235,381	$2.06	$486	192,966	$2.16	$417

Note: The above amounts include demurrage charges

TOWING SERVICE BILLINGS
TO AFFILIATED COMPANIES:

AEP Resources, Inc.:
MEMCO Barge Line	-	-	$373	-	-	$330	-	-	$344

Appalachian Power Company and Ohio Power Company :
Amos Plant	-	-	$2	-	-	$-	-	-	$-

Appalachian Power Company:
Mountaineer Plant	-	-	$-	-	-	$3	-	-	$(8)

Indiana Michigan Power Company:
Tanners Creek	-	-	$-	-	-	$-	-	-	$54

Ohio Power Company:
Gavin Plant	-	-	$109	-	-	$162	-	-	$122

TOWING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:

Other	-	-	$22	-	-	$4	-	-	$17

INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
ANNUAL TONNAGE AND EQUIPMENT USAGE
FOR THE TWELVE MONTHS ENDING DECEMBER 31, 2003

ANNUAL TONNAGE
Ton
Affiliated	19,344,273
Unaffiliated	12,432,082

Total	31,776,355

EQUIPMENT USAGE
Adjusted Ton Miles
Affiliated	6,450,089,415
Unaffiliated	2,778,491,024

Total	9,228,580,439